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Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549 Attention: Ms. Suzanne Hayes and Mr. Jacob Luxenburg	FOIA Confidential Treatment Request
Under 17 C.F.R. §200.83

Re:                          Selecta Biosciences, Inc. | Anticipated Price Range | Registration Statement on Form S-1 (File No. 333-211555)

Ladies and Gentlemen:

This letter is furnished supplementally on behalf of Selecta Biosciences, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any stock split that the Company may effect prior to the offering), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering.  The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SELECTA BIOSCIENCES, INC.

May 31, 2016

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” the Company’s most recent grants of stock options were made on April 5, 2016 with an exercise price of $2.09 per share, which the Company determined to be the fair value of its common stock on that date based on a third-party valuation of its common stock conducted as of March 31, 2016. The March 31, 2016 valuation estimated the fair value of the Company’s common stock to be $2.09 per share on that date.  A “Discount for Lack of Marketability” of 12.52% was applied to $2.39 per share, resulting in a common stock price per share of $2.09. A third-party valuation of the Company’s common stock was also conducted as of April 30, 2016. The April 30, 2016 valuation estimated the fair value of the Company’s common stock to be $2.30 per share on that date, which the Company determined to be the fair value of its common stock in connection with the automatic cashless exercise of warrants on May 24, 2016.  A “Discount for Lack of Marketability” of 12.05% was applied to $2.62 per share, resulting in a common stock price per share of $2.30.

In conclusion, the Company respectfully submits that the difference between the latest valuation and the estimated IPO price (i.e., the midpoint price) is reasonable.  As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” for an additional discussion of the valuation of the Company’s common stock.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Werner Cautreels, Ph.D., Chief Executive Officer, Selecta Biosciences, Inc., 480 Arsenal Street, Building One, Watertown, Massachusetts 02472, telephone (617) 923-1400, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (202) 637-2117 or to Peter N. Handrinos of this firm at (617) 948-6060. Thank you for your assistance.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner
of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SELECTA BIOSCIENCES, INC.